

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2015

Philippe Deschamps
Chief Executive Officer
Helius Medical Technologies, Inc.
41 University Drive, Suite 400
Newtown, PA 18940

     Re: **Helius Medical Technologies, Inc.**
             Registration Statement on Form 10-12G
             Filed April 15, 2015
             File No. 000-55364

Dear Mr. Deschamps:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Employees, page 23

1.   We have reviewed your response to prior comment 3. We continue to note, however, that your first full risk factor on page 33 discloses that you have two officers who serve on a full-time basis but that "[a]ll other officers and employees only provide services to [you] on a part-time, limited basis." Please revise your risk factor disclosure and your disclosure in this section so that they reconcile.

Item 2. Financial Information, page 42

2.   Given your disclosure on the cover page of your Form 10 that you are not a smaller reporting company, please provide the disclosures required by Regulation S-K Item 303(a)(5).

Fiscal Quarter Ended December 31, 2014 Compared to Fiscal Quarter Ended December 31, 2013, page 43

3.   We note the variances in your net losses for the periods presented. Under a separate caption, please expand your disclosure to clearly explain to investors the reasons for the variances in your net losses for the periods presented. Also disclose any known material trends affecting your net losses for the periods presented. Refer to Item 303(b) of Regulation S-K.

Item 7. Certain Relationships, page 58

4.   Given your disclosure on the cover page of your Form 10 that you are not a smaller reporting company, please tell us how your reference to "one percent of the average of our total assets" in the first paragraph complies with Regulation S-K Item 404(a) or revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please address questions regarding all other comments to Tim Buchmiller at (202) 551-3635 or Geoff Kruczek, Senior Attorney, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Geoff Kruczek for

Amanda Ravitz
Assistant Director

cc: Trevor J. Chaplick, Esq.
        Proskauer Rose LLP